MAIL STOP 3561

January 26, 2007

Mr. Bartly Loethen
Chief Executive Officer and President
Hemcure, Inc.
5353 Manhattan Circle
Suite 101
Boulder, CO 80303

Re: Hemcure, Inc.
   Form 10-QSB for Fiscal Quarter Ended December 31, 2005
   Filed February 21, 2006
   Form 10-QSB for Fiscal Quarter Ended March 31, 2006
   Filed April 26, 2006
   File No. 000-51543

Dear Mr. Loethen:

        We have completed our review of your filings referenced above and have no
further comments at this time.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Emerging Growth Companies